Exhibit (6)(b)

Universal Life Insurance Company 33 Calle Bolivia Piso #6 San Juan, PR 00917 PO Box 2145 San Juan Puerto Rico 00922-2145 T: (787) 706-7337 F: (787) 625-7379 www.universalpr.com

LIQUIDITY RIDER OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Date of Issue. This option is only available at the time of application. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Non- defined terms shall have the meaning given to them in the Contract.

This option is only available to Contracts with Annuitants age 85 or younger on the Date of Issue. The benefits described in this option will cease upon termination of the Contract or Annuitization.

This option is irrevocable.

Additional Charge

When this option is elected, Universal Life Insurance Company deducts an additional charge at an annual rate of 0.35% of the daily net asset value of the Variable Account. This charge will cease upon Annuitization or if the Contract is terminated and will not increase as long as the Contract remains in-force.

Liquidity Rider

The optional Liquidity Rider reduces the number of years each premium payment is subject to surrender charges. You can only elect this rider at the time you purchase the policy.

Surrender Charge Schedule. The following schedule shows the surrender charges that apply if the Liquidity Rider is elected:

Number of Years Since Premium Payment Date	Surrender Charge (as a percentage of premium surrendered)
0-1	8%
1-2	8%
2-3	7%
3-4	6%
[more than 4	0%

Signed for us at our home office.

PRESIDENT	SECRETARY